Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Transcript

Boardroom Alpha’s “Know Who Drives Return” Podcast

Jason Wilk, CEO of Dave

December 22, 2021

David Drapkin:

Hey, everyone. Thanks for listening to Know Who Drives Return. To listen to all of our podcasts, be sure to visit podcast.boardroomalpha.com and make sure to subscribe so you don’t miss any. For ongoing daily analysis, check out our channel at thestreet.com/boardroomalpha, and don’t forget to sign up for our newsletter. And now back to the episode.

David Drapkin:

Hey, everyone, welcome back to Know Who Drives Return. I’m David Drapkin and today, excited to be joined by Jason Wilk, who’s the CEO and co-founder of Dave. Dave’s attacking the traditional banking world in various ways, but at its core, helping customers to avoid billions of dollars in overdraft fees that big banks rake in every year. They also have a suite of products that help track spending, get you extra cash, and maybe get you a side hustle that I’m sure Jason and I will touch on a bit more. Dave’s also set to go public via SPAC, VPC Impact Acquisition III, recently filed the proxy and are gearing up for a January 4th shareholder vote. So welcome, Jason, and thanks a lot for joining us today.

Jason Wilk:

Great to be here, David.

David Drapkin:

Awesome. You have a fun background as a serial entrepreneur, so why don’t you give us a bit of an introduction on Jason’s history and how you got here?

Jason Wilk:

Yeah, so lifelong entrepreneur, been tinkering with ideas ever since I was a kid. I think I came up with some sort of acne fighting shaving cream when I was a kid, a golf bag that had an umbrella system built in and ultimately, launched my first business when I was in college. I was a golfer growing up. I played college golf and when I was growing up, I could never afford the latest and greatest stuff that was coming out. I was always trying to buy the stuff that was from last year and found that there was quite a lot of other people that were looking to save money by getting last year’s stuff, too. So I created this site called One Day Sports, where people had 24 hours to buy last year’s golf stuff at the cheapest price in the country. You had 24 hours to buy it or the product was gone the next day. It was a model I followed from a successful e-commerce site called Woot, which did the same thing for consumer electronics and it was a great little business that helped me get my start.

David Drapkin:

Got it. You should have created an app that fixes everyone’s golf games, because I could totally use that one.

Jason Wilk:

Yeah, that’s a lot harder to do.

David Drapkin:

Cool, so let’s switch over to Dave. And how about we get, just to start off, the 5,000 foot version of what Dave is and how you’re helping customers avoid those overdraft fees that are such a pain.

Jason Wilk:

The background, really, was I overdrafted a lot in my early days as an entrepreneur and a college student, so it was a big top of mind pain point for me. And so the original version of Dave was meant for people to avoid overdraft fees at their bank. So you would download Dave, you would connect your existing bank account to us. We would look at your transactions and alert you about bills that could potentially send your account negative that were coming up. And then we would spot you 75 bucks, if any of those bills were going to take your account negative. Much better to get the $75 from Dave, which was completely interest free. We don’t check your credit. There’s no late fees, as opposed to paying $34 every time your account goes negative with your bank.

Jason Wilk:

So that was really the original innovation, was upcoming bill alerts and the interest-free credit. We already had the ear of Mark Cuban, who was the lead investor of my previous company, which we had exited. And Mark also had a passion for overdraft fees, given when he was getting his start and sleeping on couches as an entrepreneur early on, he was overdrafting a lot as well. And so he was the perfect person to bring in as our early spokesperson for the company and has been a fantastic investor and board member since day one.

David Drapkin:

Right. Do you want to continue or...

Jason Wilk:

Yeah, go ahead.

David Drapkin:

Yeah. So that’s great, but let’s talk about the business model there, right? So you’re not charging overdraft fees for this product that alerts me as to when I might overdraft. How do you make money then, on those customers?

Jason Wilk:

We’ve always looked at the early part of the business as a stepping stone for our grand vision to basically be the superior banking product for the everyday American consumer. And that was the name behind Dave, we’re Dave going up against Goliath, we’re Dave, the everyday American customer, and so the early way we monetized the business was very light. So we had a $1 a month subscription for helping customers with financial insights about their upcoming bills and then the extra cash product, when you borrowed from us, there’s no mandatory fees at all, so you can actually take the money entirely for free. For customers that needed the money instantly sent to their debit card, we charge a small processing fee, similar to Venmo or a Cash App. And we also had a tip-based model, which is really cool, so customers can decide whatever they think is fair for using our version of overdraft protection. And for every percent you do tip us, we pledge a meal to Feeding America, so there’s this great giving back component, a one-to-one model that we built to into the company, and it’s been huge. We’ve actually helped members now avoid a billion dollars in overdraft fees. We’ve pledged 13 million meals to Feeding America and we’re just getting started.

David Drapkin:

Right. And so you mentioned extra cash is free unless I need that money immediately and then you have this tipping function. Just curious, what percentage of customers do you see actually use this optional tip functionality?

Jason Wilk:

About 50% of people tip us something. And we find that it’s just such a great business model for us of all of our most recent brand studies, Dave has the most brand affinity of any FinTech in the industry right now, which has been really awesome to see.

David Drapkin:

Right. And so let’s talk about the customers that you’re targeting and how you go about acquiring them. It seems as if you’re targeting those in most need, potentially those with low bank account balances, maybe not even have a bank account, those that are struggling to maintain their finances month-to-month. Is that correct? And how do you go about acquiring those customers?

Jason Wilk:

So it turns out marketing a overdraft alternative is a great way to acquire customers, given there’s about 45 million people in this country that are overdrafting about 10 to 20 times a year. And we have that data validated with our customer base, given we can see their transactions, and it’s true. The average customer that comes to Dave and connects their bank account, they’re paying about $400 a year in fees to their bank, and that’s comprised of overdraft and the minimum balance fees.

David Drapkin:

And so you have no minimum balance fees as well, in your new banking product?

Jason Wilk:

Yeah, so talking about the evolution of the business, so the bank was our number one most requested feature as customers like, “Hey, you’re helping us out with this amazing overdraft solution. You’re helping me understand my upcoming bills. Why don’t you just launch your own checking account?” And so that’s what we rolled out at the beginning of 2021. And we have close to 2 million customers now that are already using that product, which is huge to see. And then starting in Q1, we’re just going to make Dave banking the primary product of the company, so every customer will now get and be required to have a checking account with us, because ultimately we’d rather send the extra cash to our own card now than have it sent out to these external banks that are really robbing people of fees.

David Drapkin:

Right. And so you’re saying starting in Q1 of next year, you’ll be required to have a Dave banking account to use the other suite of products throughout?

Jason Wilk:

That’s right. And it’s a free account. There’s no fees around it, so really it’s just agreeing to a separate set of terms, but we just want to make sure that every customer has that Dave debit card so when they want those funds, they can get it for free instantly on their card versus having to pay additional fees to have it sent out to an external bank.

David Drapkin:

But is Dave an actual bank or you’re partnering with an existing bank? And do you have plans to maybe acquire a bank charter as we’ve seen some other folks in this space do in recent years?

Jason Wilk:

So, we were fortunate to already have a pretty large business by the time we started to get into banking, so we were doing a ton of card transactions and processing with extra cash with our existing bank partner. So when it came time to launch our bank, we had got very favorable economics with them. And so for us, there’s not as much a rush to go get the bank charter to save on some of those economics, but it may be something we’ll look at down the road. For now, just product innovation, speed of innovation, and customer acquisition are much more of a focus than trying to add a lot more regulatory burden onto the company.

David Drapkin:

Right, so focus on the tech and the product versus the regulatory hair that comes with being a bank on your own, if you will.

Jason Wilk:

Exactly.

David Drapkin:

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David Drapkin:

Interested to hear about the side hustle portion of the business. Can you talk about what exactly that means? Are you getting ancillary revenue from lead gen, from Ubers and the DoorDashes of the world, that’s to help your customers make some extra money in their daily lives?

Jason Wilk:

Exactly. We figured that was something a bank would never do. We figured a bank would never give you free money to avoid overdrafting. And we figured banks were not ever going to help you predict your upcoming bills. And we also thought they’d never help you try to find additional work either, so it seemed like a really cool way to get more money into the ecosystem by helping people find more work. And with the explosion of the gig economy, there were so many different opportunities beyond just the Ubers and Lyfts of the world that most people have never heard about and also don’t know if those companies were in their area yet. So we decided to launch a central location and ultimately figured that earning more money was another way to avoid an overdraft. And so that seemed to fit in our model, even though it didn’t seem like a typical financial solution.

David Drapkin:

Right. It’s interesting. I had not even known about that until I started reading about you guys. And it seems like a natural thing to have on a finance banking app, so I like that idea. You guys have had crazy user growth in the last year or so. What do you attribute that growth to and do you expect it to continue at a similar rate, here in the next few years?

Jason Wilk:

Yeah, we’ve had consistent growth for the last five years. It’s been really awesome to have this product market fit with people really hating overdraft and that’s still been a very pervasive message for us in all of our advertising. The pandemic was interesting. There’s been so much government stimulus money that’s come in that we’ve seen checking account balances across the nation at an all-time high. And so that actually led to some headwinds for us, as far as the extra cash business because with the government that became our biggest competition.

David Drapkin:

Competition, yeah. They were doing what you were doing.

Jason Wilk:

Yeah, exactly, but giving away a lot more money and you don’t need to pay the government back, either. So still, we had a really great growth year, but it would’ve been even bigger, had the pandemic not hit. Having said that, the benefit, and I would say the tailwind, of the pandemic was people never want to go into a bank branch ever again. And so I think the acceleration of people interested in opening up a digital account, there’s really now no difference between us and a JP Morgan Chase. I mean, you can both open an account online now and so we think building that better brand and having that better suite of products is how we’re really going to win. And being a public company will certainly be an accelerant to that.

David Drapkin:

Yeah, so it brings me to competition, right? It seems that traditional banks, digital-only banks, neobanks, guys like you are all preaching the same message, right? Ease of use online, digital-only, no hassle, no brick and mortar... I know this is what we’re speaking about, but how do you stand out and differentiate yourself? If I’m an investor, customers aside, if I’m an investor, I want to back someone in this space, how do you stand out against that competition today?

Jason Wilk:

Well, competition was here well before Dave arrived. We worked with Plaid, for costumers to connect their existing account to us. And there’s about 14,000 different institutions that you can choose to select from, from all the different banks in this country-

David Drapkin:

This is wild.

Jason Wilk:

So immense, immense amount of competition. And how we stood out was really our innovation around that short term overdraft problem. So we have the best solution in the country today still, where you can get up to 250 at no interest, no credit check. That brings people into the door and they love that product. And additionally, we built a real trusting brand. People love the name Dave. We have dave.com, the domain name. We have this really awesome mascot that people feel is very friendly and approachable for a financial institution. And so it’s a combination, I think, of just great marketing and just a much better product that is not only innovative, but affordable for customers.

David Drapkin:

I like Daves, as a Dave myself. How do you view, in terms of these customers, right? So I guess I would assume err towards more on the younger side, or potentially, you could tell me if I’m wrong, but how do you view that evolving over time? Obviously, to get them in the door was, “Hey, we’re going to protect you of overdraft fees,” but in the future, do you anticipate going after a customer base that maybe isn’t as vulnerable to the overdrafting problem and maybe just needs to better UX, in terms of traditional banking that they might get somewhere else. And do you see customers growing up and leaving or being lifetime customers of Dave?

Jason Wilk:

Yeah, it’s an interesting question. I think the early product that Dave was really helping out the very financially vulnerable, or just younger consumers who were overacting a lot on their account. But where we’re at, we’re going with the customer base is to graduate those customers to better financial health and ultimately by doing so, we’re going to retain them longer and also have other products we can cross attach them into. We’re looking at all sorts of interesting opportunities to build up the product set from investing to credit building. There’s a lot of things in the works here that we’re excited about.

David Drapkin:

Right. And shifting back to growth a little bit, I think in your recent business update, you mentioned given a bit of a delay in the M&A process, you’re going to fall a little bit short from the original ‘21 revenue projections. What visibility should we have into some of the projections that have been put out there?

Jason Wilk:

Yeah. So, I mean, we thought it was a good time to update everyone on just the state of the world for the company. I mean, the reality is that we’ve only raised 61 million of equity capital to date, so we’re one of the most capital efficient companies ever to get to this level of this size on IPO. And quite frankly, we expected this transaction. One of the benefits of a SPAC is supposed to be speed and the transaction has taken a long time, to no fault of our own. And so when your company has only raised 60 million of capital, and you’re basing your projections on having several hundred million coming into the balance sheet, that obviously is going to have somewhat of an impact on our growth, but additionally, those stimulus headwinds as well. So sort of a combination of both, but the future is incredibly bright for this company. All the new products we have coming out and the consistent growth we have across the board is awesome.

David Drapkin:

Got it. And any reason for the delay in the process or just the SEC and the regulatory process rearing their ugly head a little bit?

Jason Wilk:

Yeah. It’s just been slow. I don’t think the SEC is paid to move quickly. I mean, I think they’re there to make sure that the Ts are crossed, Is are dotted, and to do their job. And, unfortunately, that can come with delays, especially with so many companies that have gone public in the last couple of years.

David Drapkin:

I was going to say the pipeline, obviously we follow all companies, but heavily involved in the SPAC market, the glut and the pace had just been crazy. It’s something you think about for future companies going this route, if staffing doesn’t increase or capacity doesn’t go down. And so on that point, vote January 4th, you guys with Victory Park, who I understand was an existing long-term investor in Dave. Was there a specific reason that you chose them versus the numerous other SPACs looking for FinTechs?

Jason Wilk:

Well, the reason we ended up going down this SPAC route, we had a relationship with Tiger Global, who we viewed to be the preeminent FinTech investor in the country. And we were talking about the opportunity to possibly go public before we even went out to even talk to any SPAC sponsors. And it was Tiger, ultimately, that helped validate the valuation and gave us that anchor capital for the PIPE before we even picked a partner. And so once we had that $150 million locked up from them, that was enough of a conviction of a check for us to want to take the next step. And they let us go pick our partner of choice.

Jason Wilk:

Victory Park had a perfect size vehicle for us, but ultimately, they’re a long-term friend and investor in the company. Brendan Carroll was actually one of my first calls about this idea for Dave before I even started the business because I wasn’t sure once we offer this over debt protection, who’s going to fund all this protection. I heard Victory Park was the best one, so I pitched Brendan on this business idea back in 2015. And so it’s just awesome that now he’s the head of our SPAC that we’re working with. And Jason Brown, the other partner at Victory Park, it turned out that he was a member of my tennis club. And so we built this long relationship over tennis, which has been fun, over the last five years. So we wanted guys that knew the industry really well, but who also were big advocates for the business. And I think that really helps when you’re going through this kind of transaction, to know you’re getting into business with.

David Drapkin:

Right. And so on that point, talk a little bit about the team that you’ve put in place at Dave, like the operating team, to lead. Any highlights you want to point out there from an experience or a new hire perspective?

Jason Wilk:

Yeah. So I’d say our CFO Kyle has been a great right hand since I started the business. He joined us very shortly after we launched the product. I think we had only several thousand users, so he’s had the benefit of really knowing this business like the back of his hand. And although he’s on the younger side, he’s an incredibly smart, tenacious CFO, so excited to have him get us out there in the public markets. Shannon Sullivan is another great hire we had. She’s our Chief People Officer. The people side acquiring talent, fostering talent, is one of the hardest things you can do in technology right now, so it’s great to have a thought partner in her. Mia Alexander, our VP of Customer Support and Risk, she was at Green Dot for 13, 14 years, so getting her to the business a couple years ago was a big win, as understanding how to do customer support at scale in this particular industry is not the easiest thing to do. And she’s now taken over the risk department too, which is also not an easy piece of FinTech, so those are few key hires to point out.

David Drapkin:

Are you ready and excited for life as a CEO of a public company and all the fun that comes with it?

Jason Wilk:

Yeah. I think ultimately, it’s the right thing for the company. I think ultimately, having the capital for things like M&A, having a public currency that you can use to recruit talent, no matter what the stock price, I think it’s just better just to be out there. And I think for us, our focus is just building the best product and keeping our focus on the business and the stock price will eventually follow.

David Drapkin:

Right. And you expect to be active in M&A in the next couple years?

Jason Wilk:

We’d like to, and there’s a couple deals that we missed out on in the past year or so, just because we lost out to companies with public currency. And so we’re excited to see what opportunities lie there to really add more firepower to the Dave product set or just to really build up the technology team further.

David Drapkin:

And use of proceeds from the PIPE and what you get, net of redemptions is mostly for sales and marketing, or how do you view the cash influx here?

Jason Wilk:

It’s sales, marketing, growing the team, additionally, M&A as well. We think we’ll be certainly looking at key opportunities.

David Drapkin:

I can’t believe I haven’t mentioned the word crypto. The finance world, the Twitter world loves talking about crypto. Anything in the future on supporting crypto or other digital assets?

Jason Wilk:

Well, we do have FTX in our PIPE, so that’s an interesting avenue there, and been building a relationship with Sam over there. He’s certainly one of the leaders in this crypto market. And so, certainly not something that we’re ignoring. We’re paying close attention to the space and if we do end up in crypto, it’d be through a partner and it’s not something that could be too far off of the business if we decided to do that.

David Drapkin:

Right. Always fun when we talk to FinTechs to ask that. Seems that it’s top of mind as with some other buzzwords out there. But hey, Jason, this was very interesting. Been awesome to follow the story. As I mentioned, the deal vote’s set up for Jan 4. Anything else that a prospective investor or a voter should be thinking about as Dave is set to enter the public markets?

Jason Wilk:

Yeah. Look, I think we really are at day one for the business. We’ve got our extra cash business, which has been a game changer for the industry, but all the new products we have coming out from banking to savings and eventually investing in credit building, we think that there’s just so much huge opportunity for us to just keep disrupting this market. And yeah, we think it’s a great opportunity to become a shareholder in the company ahead of the transaction.

David Drapkin:

Great. Well, Jason, once again, appreciate the time. And thanks for talking to us today.

Jason Wilk:

Yeah. Thanks a lot, David.

###

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) with Dave Inc. (“Dave”), VPC Impact Acquisition Holdings III, Inc. (“VPCC”) filed a registration statement on Form S-4, as amended (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 9, 2021. VPCC has filed with the SEC a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) relating to the Business Combination. On or about December 10, 2021, VPCC commenced mailing of the Definitive Proxy Statement/Prospectus to its stockholders of record as of the close of business on November 12, 2021.This communication is not a substitute for the Definitive Proxy Statement/Prospectus that is both the proxy statement distributed, or to be distributed, to holders of VPCC’s common stock in connection with its solicitation of proxies for the vote by VPCC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Business Combination. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DAVE, VPCC, THE BUSINESS COMBINATION AND RELATED MATTERS.

The Definitive Proxy Statement/Prospectus will be or has already been mailed to stockholders of VPCC as of November 12, 2021, the record date established for voting on the Business Combination. VPCC’s stockholders are also be able to obtain copies of the Definitive Proxy Statement/Prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from VPCC upon written request to VPCC by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VPCC, Dave, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VPCC’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding VPCC directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public offering, and other reports which are filed with the SEC. Additional information regarding the participants is also included in the Registration Statement that includes Definitive Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the anticipated closing date of the Business Combination, Dave’s strategic plans and expectation for growth and new products offerings and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Dave’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Dave’s and VPCC’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VPCC’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement, the inability to complete the Business Combination due to the failure to obtain approval of VPCC’s stockholders or Dave’s members, the failure to achieve the minimum amount of cash available following any redemptions by VPCC’s stockholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VPCC’s final prospectus dated March 4, 2021 relating to its initial public offering, the Definitive Proxy Statement/Prospectus, and other documents filed by VPCC from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Dave’s and VPCC’s control. All information set forth herein speaks only as of the date hereof in the case of information about VPCC and Dave or the date of such information in the case of information from persons other than VPCC or Dave, and VPCC and Dave disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.